UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission file number 1-11607

DTE ELECTRIC COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE
UTILITY WORKERS UNION OF AMERICA
(Full title of the plan)

DTE ENERGY COMPANY
One Energy Plaza
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

DTE Electric Company Savings & Stock Ownership Plan for
Employees Represented by Local 223 of the Utility Workers Union of America

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 27, 2017

To the Participants, Benefit Plan Administration Committee, and Investment Committee
DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by
Local 223 of the Utility Workers Union of America

We have audited the accompanying statements of net assets available for benefits of the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, effective January 1, 2016, the Plan has adopted the disclosure provisions contained in Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), and ASU 2015-12, Fully Benefit-Responsive Investment Contracts, Plan Investment Disclosures, and Measurement Date Practical Expedient: Consensuses of the FASB Emerging Issues Task Force.

The schedule of assets (held at end of year) as of December 31, 2016, referred to as “supplementary information,” has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

DTE Electric Company Savings & Stock Ownership Plan for
Employees Represented by Local 223 of the Utility Workers Union of America

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
	(In thousands)
ASSETS
Investment in DTE Energy Master Plan Trust, at fair value (Note 5)	$630,579	$577,189
Notes receivable from participants	19,248	19,668
Net Assets Available for Benefits	$649,827	$596,857

See accompanying Notes to Financial Statements

DTE Electric Company Savings & Stock Ownership Plan for
Employees Represented by Local 223 of the Utility Workers Union of America

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2016
(In thousands)
Additions to Net Assets Attributed to:
Investment Income:
Net appreciation in fair value of investment in the DTE Energy Master Plan Trust	$59,600
Dividends and interest	5,542
Interest on loans to participants	873
66,015
Contributions:
Employer	15,624
Participant	29,270
Rollover	682
45,576
Total Additions	111,591

Deductions from Net Assets Attributed to:
Distributions and withdrawals	(51,960)
Net transfers to other sponsored plans and other	(6,205)
Investment advisory and other fees	(456)
Total Deductions	(58,621)

Net Increase	52,970

Net Assets Available for Benefits
Beginning of year	596,857
End of year	$649,827

See accompanying Notes to Financial Statements

DTE Electric Company Savings & Stock Ownership Plan for
Employees Represented by Local 223 of the Utility Workers Union of America

Notes to Financial Statements

NOTE 1 — PLAN DESCRIPTION
The following description of the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary, defined contribution plan. Regular full-time and part-time employees of DTE Electric Company (DTE Electric or the Company), DTE Energy Corporate Services, LLC (DTE LLC), and DTE Gas Company (DTE Gas) or a DTE Energy Company non-regulated business (Participating Affiliates) represented by Local 223 of the Utility Workers Union of America are able to participate in the Plan as soon as administratively practicable upon hire. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
DTE LLC is the sponsor of the Plan. The DTE Energy Benefit Plan Administration Committee (BPAC) is the administrator of the Plan (Plan Administrator). The Plan Administrator has the responsibility for the day-to-day administration of the Plan. DTE LLC, acting through the DTE Energy Investment Committee, is responsible for the selection and retention of the Plan's investment options and any investment manager that may be appointed under the DTE Energy Master Plan Trust (Master Trust). Great-West Trust Company, LLC is the Plan Trustee (Trustee), and Empower Retirement is the Plan recordkeeper (Recordkeeper).
Investment management fees, brokerage fees, transfer taxes, and other expenses incidental to the purchase or sale of securities are paid from investment assets. These expenses are reflected as a reduction in the fair value of the funds.
Contributions
A participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee After-tax Contributions), Roth 401(k) Contributions, and, if applicable, a catch-up contribution basis (Catch-Up Contributions and Roth 401(k) Catch-Up Contributions). Participants age 50 or older in the Plan year are eligible to make Catch-Up Contributions and Roth 401(k) Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Participants may contribute up to 100% of eligible compensation (as defined in the Plan) on a combined Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, and Catch-Up Contributions (if applicable) basis, after required tax withholdings and mandatory and voluntary payroll deductions. Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, and Catch-Up Contributions are automatically adjusted downward if the full deferral amounts elected cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer, including Roth 401(k) Rollover (Direct Rollover Contributions).
The IRC limits the amount of Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions, and Roth 401(k) Catch-Up Contributions which may be contributed to the Plan annually. These amounts are indexed for inflation annually. In the event a participant's Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee After-tax Contributions. If a participant's total annual additions (Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, and Company Contributions) reach the IRC limit for the plan year, the participant's contributions will be stopped or refunded, as applicable.
After the participant completes six months of service, the Company makes Company Contributions on behalf of a participant based on the Participant’s Tax Deferred Contributions, Employee After-tax Contributions, and Roth 401(k) Contributions. The amount of the Company Contribution is dependent upon the participant’s employee group, as specified in the Plan document.
For participants who are hired or rehired on or after March 23, 2013, in addition to the Company contributions noted above for the DTE Electric Plan, the Company will make a Non-Elective Contribution each pay period, equal to 4% of the participant's eligible compensation. No loans or other withdrawals may be made from these Non-Elective Contributions while the participant is actively employed.
The Company will contribute $5,000 to the Employer Special Contribution Account of a participant who satisfies the additional requirements specified in the Plan document.

DTE Electric Company Savings & Stock Ownership Plan for
Employees Represented by Local 223 of the Utility Workers Union of America

Notes to Financial Statements — (Continued)

Catch-Up Contributions and Roth 401(k) Catch-Up Contributions are not eligible for Company Contributions.
While the Company has made its contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company to make Company Contributions for a plan year no later than the due date (including extensions of time) for filing DTE Energy Company's consolidated federal income tax return for such year. Employee Contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company expects to continue to make Plan contributions on a current basis.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, including eligible Direct Rollover Contributions, Company Contributions, and investment earnings. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company Contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions, and Direct Rollover Contributions are fully vested at all times. A participant vests in all Company Contributions and Non-Elective Contributions according to the following schedule:

Years of Service	Percent Vested
Less than 2	0%
2	20%
3	40%
4	60%
5	80%* or 100%**
6	100%
_______________________________________
* 80% for participants who hired before August 1, 2004 (November 1, 2004 for DTE Gas T&SO participants) and Participating Affiliate employees hired on or after January 1, 2007.
**100% for participants who hired on or after August 1, 2004 (November 1, 2004 for DTE Gas T&SO participants) and Participating Affiliate employees hired before January 1, 2007.
In addition, a participant will have a fully vested interest in Company Contributions and Non-Elective Contributions upon (a) attainment of age 65, (b) disability, as defined in the Plan, (c) death, (d) termination of the Plan, or (e) in some cases, in connection with the sale of a business.
Investment Options
Participants may elect to have their Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions, and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Participants may transfer existing account balances in the investment funds on a daily basis. Participants may change their investment direction and amount of future contributions effective with the next payroll period.
The Company Contribution and Non-Elective Contribution will be initially invested in the DTE Energy Stock Fund. The Company Contribution and Non-Elective Contribution will be made either in cash or in shares of DTE Energy common stock at the option of DTE LLC. If the Company Contribution or Non-Elective Contribution is made in cash, the DTE Energy Stock Fund will immediately purchase shares of DTE Energy common stock on the open market. Participants can elect to transfer Company Contributions and Non-Elective Contribution from the DTE Energy Stock Fund to one or more investments at any time.
The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends may be paid out in cash on a quarterly basis, at the participant’s election.

DTE Electric Company Savings & Stock Ownership Plan for
Employees Represented by Local 223 of the Utility Workers Union of America

Notes to Financial Statements — (Continued)

Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.
A participant’s interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.
Administrative and Brokerage Fees
A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., investment management fees and other operating expenses) are used to cover expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns. Participant fees relating to participation in the Master Trust's Self Directed Account are included in individual transactions within that account.
For the DTE Energy Stock Fund, brokerage, commission, and other fees connected with the purchase and sale of securities are paid by participants who have invested in the fund.
Plan administration fees cover the day-to-day expenses of administering the Plan. These costs are paid fully by the Company. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans), and are charged directly against a participant’s account balance.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of DTE Energy common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.
Distributions, Withdrawals, and Loans
Distributions of Tax Deferred Contributions will be made only upon retirement or disability as defined under the Plan, termination of employment, death, attainment of age 59 1/2, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses, (b) tuition expenses, (c) expenditures to purchase a principal residence, (d) payments to prevent eviction or foreclosure on a principal residence, (e) payment of funeral expenses, or (f) payment of expenses for the repair of damage to the participant’s principal residence due to casualty loss.
Participants may borrow funds from their accounts attributable to Tax Deferred Contributions, Employee After-tax Contributions, Catch-Up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions, and Roth 401(k) Catch-Up Contributions no more frequently than once during any calendar year and cannot have more than two loans outstanding at one time, only one of which can be a principal residence loan. Participants may borrow from their fund accounts, subject to certain terms and conditions, for a period of one to five years, and for principal residence loans up to 25 years, at a fixed rate, updated monthly, at the prime interest rate plus 1% at a minimum of $1,000 up to the lesser of:

•
$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

•	50% of the participant’s account at the time the loan is made.
Proceeds for any loan are obtained through the pro rata liquidation of the participant’s account, then transferred to the participant’s loan account and paid in cash to the participant by the Trustee. Loan repayments of principal and interest are invested as received according to the participant’s current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, participants will become 100% vested in their accounts.

DTE Electric Company Savings & Stock Ownership Plan for
Employees Represented by Local 223 of the Utility Workers Union of America

Notes to Financial Statements — (Continued)

Plan Amendments
There were no significant plan amendments in 2016.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are reported at fair value, except for common collective trusts which are reported at net asset value as a practical expedient for fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.
The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.
Notes Receivable from Participants
Notes receivable from participants are valued at cost plus accrued interest and secured by a portion of the participant’s account balance as collateral. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Master Trust invests in various securities, including short-term investments, equity funds, fixed income funds, target date funds, and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

DTE Electric Company Savings & Stock Ownership Plan for
Employees Represented by Local 223 of the Utility Workers Union of America

Notes to Financial Statements — (Continued)

Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan makes certain assumptions it believes that market participants would use in pricing assets or liabilities, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. The Plan believes it uses valuation techniques that maximize the use of observable market-based inputs and minimize the use of unobservable inputs.
A fair value hierarchy has been established that prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. All assets and liabilities are required to be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. The Plan classifies fair value balances based on the fair value hierarchy defined as follows:

•	Level 1 — Consists of unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access as of the reporting date.

•
Level 2 — Consists of inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•
Level 3 — Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.

NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS
Recently Adopted Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share (or its equivalent) practical expedient. The guidance applies to investments for which there is not a readily determinable fair value (market quote) or the investment is in a mutual fund without a publicly available net asset value. It is effective for the first interim period within annual reporting periods beginning after December 15, 2015. It is to be applied retrospectively. The Plan adopted this ASU at January 1, 2016. The implementation of this guidance is reflected in Note 5 to the Financial Statements, "The DTE Energy Master Plan Trust." This implementation did not have a significant impact on the Financial Statements.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part II of this ASU was applicable to the Plan and eliminates disclosures of individual investments that equal or exceed 5% of net assets available for benefits and net appreciation or depreciation of investments by general type, requires the grouping of investments by general type versus by nature and risk, and removes the disclosure of investment strategy for those investments measured using net asset value as a practical expedient under certain circumstances. It is effective for the first interim period beginning after December 15, 2015. It is to be applied retrospectively. The Plan adopted this ASU at January 1, 2016. The implementation of this guidance is reflected in Note 5 to the Financial Statements, "The DTE Energy Master Plan Trust." This implementation did not have a significant impact on the Financial Statements.

DTE Electric Company Savings & Stock Ownership Plan for
Employees Represented by Local 223 of the Utility Workers Union of America

Notes to Financial Statements — (Continued)

Recently Issued Pronouncements
In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This ASU standardizes the presentation requirements for investments in master trusts and changes in investments in master trusts so they are presented as single line items in the financial statements and requires all plans to disclose the dollar amount of their interest in each general type of investment, other assets, and liabilities held by master trusts, while removing the requirement to disclose the percentage interest in a master trust for plans with divided interests. Also, health and welfare benefit plans with section 401(h) account assets will not be required to provide investment disclosures related to those assets. It is effective for fiscal years beginning after December 15, 2018. It is to be applied retrospectively, and early adoption is permitted. The standard will not have a significant impact to the Plan's financial statements.

NOTE 4 — FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter on April 3, 2015 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan is qualified under Sections 401(a) and 401(k) of the IRC, and therefore, the related trust is exempt from taxation. The Plan Administrator is not aware of any unrecognized tax benefits as of December 31, 2016 or 2015. Accordingly, no provision for income taxes has been included in the accompanying financial statements. The Plan is no longer subject to federal income tax examinations by the IRS for years prior to 2013.

NOTE 5 — THE DTE ENERGY MASTER PLAN TRUST
The Master Trust consists of certain commingled assets of the Plan, the DTE Energy Company Savings and Stock Ownership Plan, the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and the DTE Gas Investment and Stock Ownership Plan.
The Plan’s investment in the Master Trust in the Statements of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 27% at December 31, 2016 and 2015, respectively). The Plan’s allocated portion of the investments is equal to the fair value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, Participant and Employer Contributions, and Distributions and withdrawals.
A summary of the Master Trust assets as of December 31, 2016 and 2015 is as follows:

	December 31,
	2016	2015
	(In thousands)
Investments, at fair value
Short-term investments	$144,610	$127,055
Equity funds	1,096,261	1,052,082
Fixed income funds	343,397	334,716
Target date funds	235,312	200,042
Participant directed brokerage	21,211	21,241
Company common stock	460,976	388,054
Other	12,608	12,247
Assets held in Master Trust	$2,314,375	$2,135,437

DTE Electric Company Savings & Stock Ownership Plan for
Employees Represented by Local 223 of the Utility Workers Union of America

Notes to Financial Statements — (Continued)

The following is a summary of investment gains (losses) in the Master Trust for the year ended December 31, 2016:

Year Ended December 31,
2016
(In thousands)
Net appreciation	$200,946
Interest, dividends, and other	15,503
Total investment gain	$216,449
The following tables present investments of the Master Trust measured and recorded at fair value on a recurring basis as of December 31, 2016 and 2015:

	Redemption	2016
	Frequency	Level 1	Level 2	Other(a)	Total
		(In thousands)
Conduit funds:
Short-term investments	Daily	$—	$144,610	$—	$144,610
Equity funds	Daily	—	1,096,261	—	1,096,261
Fixed income funds	Daily	—	343,397	—	343,397
Other	Daily	—	12,608	—	12,608
Common collective trusts:
Target date funds	Daily	—	—	235,312	235,312
Participant directed brokerage	N/A	21,211	—	—	21,211
Company common stock	N/A	460,976	—	—	460,976
Total Investments at fair value		$482,187	$1,596,876	$235,312	$2,314,375
_______________________________________

(a)	Amounts represent assets valued at NAV as a practical expedient for fair value. See Note 3 to the Financial Statements, "New Accounting Pronouncements," for additional information.

	Redemption	2015
	Frequency	Level 1	Level 2	Other(a)	Total
		(In thousands)
Conduit funds:
Short-term investments	Daily	$—	$127,055	$—	$127,055
Equity funds	Daily	—	1,052,082	—	1,052,082
Fixed income funds	Daily	—	334,716	—	334,716
Other	Daily	—	12,247	—	12,247
Common collective trusts:
Target date funds	Daily	—	—	200,042	200,042
Participant directed brokerage	N/A	21,241	—	—	21,241
Company common stock	N/A	388,054	—	—	388,054
Total Investments at fair value		$409,295	$1,526,100	$200,042	$2,135,437
_______________________________________

(a)
Amounts represent assets valued at NAV as a practical expedient for fair value. December 31, 2015 balance has been adjusted for the adoption of accounting guidance which eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share (or its equivalent) practical expedient. See Note 3 to the Financial Statements, "New Accounting Pronouncements," for additional information.

Target date funds, which are valued at net asset value as a practical expedient for fair value, do not have any unfunded commitments at December 31, 2016 and 2015. There are no restrictions on redemption at December 31, 2016 and 2015, and the assets can be redeemed from the Plan at any time.

DTE Electric Company Savings & Stock Ownership Plan for
Employees Represented by Local 223 of the Utility Workers Union of America

Notes to Financial Statements — (Continued)

The Plan had no Level 3 assets at December 31, 2016 and 2015. The Plan has a policy that transfers between levels are recognized at the end of a reporting period. There were no significant transfers between levels of the fair value hierarchy during 2016.
Short-Term Investments
This conduit fund represents certain short-term fixed income securities and money market investments that are managed in a commingled fund. Pricing for the commingled fund is obtained from quoted prices in actively traded markets of the investments and securities held in the commingled fund, and the fund is classified as a Level 2 asset.
Equity Funds
These conduit funds consist of actively or passively managed mutual or commingled funds primarily holding large, mid, and small capitalization domestic equities and non-U.S. developed and emerging market equities. Mutual and Commingled funds are priced based upon the individual securities held in the mutual or commingled fund. The equity conduit funds are classified as Level 2 assets.
Fixed Income Funds
These conduit funds consist of actively or passively managed mutual or commingled funds primarily holding corporate bonds from various industries, government bonds of the U.S. and other governmental entities, and mortgage backed securities. Mutual and commingled funds are priced based upon the individual securities held in the respective fund. These fixed income conduit funds are classified as Level 2 assets.
Target Date Funds
This category consists of commingled funds that modify their stock, bond, and money market asset allocations that are intended to support retirement at a specified target date. Commingled funds are priced based upon the individual securities held in the commingled fund. Commingled funds are classified as Other, as they are valued at NAV as a practical expedient for fair value.
Participant Directed Brokerage
Holdings within the participant directed brokerage account are mutual funds or exchange traded funds (ETF) holding all types of assets. The mutual funds and ETFs are priced based upon the individual securities held in the mutual fund or ETF and are classified as Level 1 assets.
Company Common Stock
For valuation purposes, DTE Energy common stock prices are recorded on a daily basis. Prices for transactions are prices that are received on the open market for that specific transaction and are received daily from the Plan's brokers based on the executed trades for that day. The stock is classified as a Level 1 asset.
Other
These conduit funds consist of mutual or commingled funds that primarily hold global assets, U.S. Treasury Inflation Protected Securities (TIPS), commodities, and real estate investment trusts. Mutual and commingled funds are priced based upon the individual securities held in the mutual or commingled fund. The conduit funds are classified as Level 2 assets.

DTE Electric Company Savings & Stock Ownership Plan for
Employees Represented by Local 223 of the Utility Workers Union of America

Notes to Financial Statements — (Continued)

NOTE 6 — DTE ENERGY STOCK FUND
Significant components of the changes in Net Assets Available for Benefits in 2016 relating to the Plan’s portion of the DTE Energy Stock Fund are as follows:

Year Ended December 31,
2016
(In thousands)
Additions to Net Assets Attributed to:
Investment Income:
Net appreciation in fair value of investment in the Master Trust	$32,796
Dividends and interest	5,272
Interest on loans to participants	108
38,176
Contributions:
Employer	15,297
Participant	3,272
Rollover	36
18,605
Total Additions	56,781

Deductions from Net Assets Attributed to:
Distributions and withdrawals	(15,374)
Interfund transfers and other	(11,061)
Total Deductions	(26,435)

Net Increase	30,346

Net Assets Available for Benefits
Beginning of year	144,734
End of year	$175,080

NOTE 7 — RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS
Through mid-November 2016, JPMorgan Chase acted as the Plan's sub-custodian. In addition, JPMorgan Chase was also the investment manager for commingled funds held in the Master Trust. The Master Trust also holds shares of DTE Energy Company common stock. Therefore, these transactions qualify as party-in-interest transactions.

Supplementary Information

DTE Electric Company Savings & Stock Ownership Plan for
Employees Represented by Local 223 of the Utility Workers Union of America
Federal Employer Identification Number: 20-5898509; Plan Number: 003

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016
Form 5500, Schedule H, Part IV, Line 4i

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value (In thousands)
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 12.00% maturing through 2041	$0	$19,248

* Party-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DTE ELECTRIC COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE UTILITY WORKERS UNION OF AMERICA

June 27, 2017	/s/ LARRY E. STEWARD
Larry E. Steward
Senior Vice President Human Resources and Chair of Benefit Plan Administration Committee